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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Name of Issuer:  Uranium Resources, Inc.

Title of Class of Securities:  Common Stock, $.001 par value

CUSIP Number:  916 901 309

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Barry R. Feirstein
            Feirstein Capital Management Corporation
                  767 Third Avenue, 28th Floor
                    New York, New York  10017

     (Date of Event which Requires Filing of this Statement)

                             3/25/98

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     916 901 309

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Barry R. Feirstein


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  Sole Voting Power


8.  Shared Voting Power

         1,562,100



9.  Sole Dispositive Power



10. Shared Dispositive Power

         1,562,100




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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,562,100


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         13.0%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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CUSIP No.     916 901 309

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Feirstein Partners, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  Sole Voting Power




8.  Shared Voting Power

         1,421,500


9.  Sole Dispositive Power









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10. Shared Dispositive Power

         1,421,500


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,421,500


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         11.8%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.


























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CUSIP No.     916 901 309

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Feirstein Capital Management, L.L.C.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  Sole Voting Power




8.  Shared Voting Power

         1,421,500


9.  Sole Dispositive Power









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10. Shared Dispositive Power

         1,421,500


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,421,500


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         11.8%


14. Type of Reporting Person*

         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.


























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The purpose of this Amendment No. 6 to the previously filed

Schedule 13D is to report that the deemed beneficial ownership of

Barry R. Feirstein in the shares of Common Stock, $.001 par value

(the "Shares"), of Uranium Resources, Inc. ("URIX") has increased from 7.5% to 13.0% of the Shares outstanding and to report that

Feirstein Partners, L.P. and Feirstein Capital Management, L.L.C.

are the beneficial owners of 11.8% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2. Identity and Background

         This statement is being filed on behalf of Feirstein

Partners, L.P. (the "Partnership"), a Delaware limited

partnership, Feirstein Capital Management, L.L.C. ("Feirstein

L.L.C."), a Delaware limited liability company, and Barry R.

Feirstein (together referred to as the "Reporting Persons").

Feirstein L.L.C. is the general partner of the Partnership.

         Barry R. Feirstein is the managing member of Feirstein

L.L.C.  In addition, Mr. Feirstein is the Chairman and President of Feirstein Capital Management Corporation ("Feirstein

Corporation"), an investment management firm that is wholly-owned by Mr. Feirstein. The principal office of the Reporting Persons is located at 767 Third Avenue, 28th Floor, New York, New York

10017.

         None of the Reporting Persons nor any of the entities

named above has, during the last five years, been convicted in a




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criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons nor any of the entities named above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Feirstein is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns, and

Feirstein L.L.C. is thereby deemed to beneficially own, 1,421,500

Shares and Barry R. Feirstein is deemed to beneficially own

1,562,100 Shares.  The 140,600 Shares not held by the Partnership are held by Feirstein Offshore Fund, Inc. (the "Corporation"), a

British Virgin Islands corporation to which Feirstein Corporation acts as the investment manager.  All of the Shares were purchased in open market transactions. The Shares deemed to be beneficially owned by Mr. Feirstein were purchased for an aggregate purchase price of $7,975,199. The 1,421,500 Shares owned by the

Partnership, and thereby deemed to be beneficially owned by

Feirstein L.L.C., were purchased for an aggregate purchase price of $7,229,808. The funds for the purchase of the Shares held in the Partnership came from capital contributions to the




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Partnership by its general and limited partners.  The funds for the purchase of the Shares held by the Corporation came from the capital contributions of its shareholders.  The working capital of the Partnership and the Corporation includes the proceeds of margin loans entered into in the ordinary course of their

respective businesses with Goldman, Sachs & Co.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Partnership owns, and

Feirstein L.L.C. is thereby deemed to beneficially own, 1,421,500

Shares, and Barry R. Feirstein is deemed to beneficially own

1,562,100 Shares.  According to URIX's Form 10-Q filed on

November 14, 1997, as of November 10, 1997 there were 12,053,027

Shares outstanding.  Therefore, the Partnership owns, and

Feirstein L.L.C. is thereby deemed to beneficially own, 11.8% of the outstanding Shares, and Barry R. Feirstein is deemed to

beneficially own 13.0% of the outstanding Shares. The Reporting

Persons have the power to vote and direct the vote and to dispose of or direct the disposition of all of the Shares of which they are currently deemed to beneficially own.

         Set forth as Exhibit B hereto is a table showing the

transactions in the Shares that were effected during the past 60 days by the Reporting Persons.






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Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1.  A joint filing agreement is filed herewith as

             Exhibit A.

         2.  A description of the transactions in the Shares that

             were effected by the Reporting Persons during the

             past 60 days is filed herewith as Exhibit B.




































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         Signature

         The undersigned, after reasonable inquiry and to the

         best of his knowledge and belief, certifies that the

         information set forth in this statement is true,

         complete and correct.



April 1, 1998
                        FEIRSTEIN PARTNERS, L.P.

                        By:  Feirstein Capital Management, L.L.C.
                             General Partner

                        By:  /s/ Barry R. Feirstein
                             ______________________
                             Barry R. Feirstein
                             Managing Member


                        FEIRSTEIN CAPITAL MANAGEMENT, L.L.C.

                        By:  /s/ Barry R. Feirstein
                             ______________________
                             Barry R. Feirstein
                             Managing Member

                        BARRY R. FEIRSTEIN

                        /s/ Barry R. Feirstein
                        __________________________














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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

April 1, 1998 relating to the Common Stock of Uranium

Resources, Inc. shall be filed on behalf of the undersigned.


                       FEIRSTEIN PARTNERS, L.P.

                       By:   Feirstein Capital Management,L.L.C.
                             General Partner

                       By:   /s/ Barry R. Feirstein
                             ______________________
                             Barry R. Feirstein
                             Managing Member


                       FEIRSTEIN CAPITAL MANAGEMENT, L.L.C.

                       By:   /s/ Barry R. Feirstein
                             ______________________
                             Barry R. Feirstein
                             Managing Member

                       BARRY R. FEIRSTEIN

                       /s/ Barry R. Feirstein
                       ______________________


















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                                                        Exhibit B


                    Schedule of Transactions

                 Number of Shares
Trade Date       Purchased or (Sold)     Price Per Share
__________       ___________________     _______________

3/25/98              627,100                $2.50











































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00618001.BS4